Exhibit 99.31

Intermap Announces Subscription Renewal with Leading U.S. Telecom Provider

Real-world elevation data enables efficient network deployment

Supporting low latency networks with comprehensive line-of-sight analytics

DENVER, June 04, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced a leading provider of fixed wireless broadband services in the United States has renewed its subscription to Intermap’s NEXTWave™ telecommunications analytics. This renewal highlights the ongoing value of NEXTWave as a cost-effective tool for network planning and optimization.

Powered by Intermap’s 3D digital surface and terrain models, NEXTWave provides fast and reliable line-of-sight and radio frequency signal propagation analysis between radio transmitters and antennas over short and long distances. Intermap’s analytics enable network planners to explore the feasibility of new geographic markets, plan infrastructure placement, compare antenna frequencies between different hardware and eliminate the need and cost of purchasing elevation data to run analyses. Network planners can specify tower location, transmitter and receiver heights, radio power, frequencies and other factors, such as rain rate, which can impact signal strength. NEXTWave enables users to save time and money by conducting radio connectivity analyses from their desktop, reducing the number of false positives and field surveys.

“Intermap’s telecom analytics enable operators to be more efficient and competitive by utilizing high-resolution, real-world elevation data to accurately model signal propagation,” said Patrick A. Blott, Intermap Chairman and CEO. “Powered by our globally available NEXTMap® elevation data, our telecom analytics are unique in offering high-accuracy, web-based or API analytics combined with proprietary, high-acuity terrain information. Operators use Intermap’s proprietary tools to plan their network deployments more efficiently, with greater accuracy and cost-effectiveness, enabling clients to select the best location for infrastructure to support low latency networks.”

Learn more about Intermap’s telecom solutions at intermap.com/telecom.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955